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                                                                 EXHIBIT (A)(10)



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                                                CONTACTS:     Royal Numico N.V.
                                                              Klaas de Jong
                                                              31-79-353-9028
                                                              KLAAS.DEJONG@NUMICO.COM

                                                              Media: BSMG Worldwide
                                                              Edward Nebb, 212-445-8213
                                                              Lavine Surtani,
                                                              212-445-8262
                                                              LSURTANI@BSMG.COM
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                 ROYAL NUMICO N.V. COMPLETES CASH TENDER OFFER
                                 FOR GNC SHARES



    Zoetermeer, The Netherlands, August 6, 1999-Royal Numico N.V. ("Numico") (Amsterdam Stock Exchange: NUTV) today announced the expiration of its previously announced cash tender offer to purchase all outstanding shares of common stock, par value $0.01 per share, of General Nutrition Companies, Inc. ("GNC") (Nasdaq: GNCI) at a price of $25.00 per share, net to the seller in cash, without interest thereon. The tender offer was made through Numico's indirect wholly-owned subsidiary, Numico Investment Corp.



    The tender offer expired, as scheduled, at 12:00 Midnight, New York City time, on Thursday, August 5, 1999.



    As of the expiration of the tender offer, based on information provided by the depositary for the tender offer, approximately 63,136,906 shares, representing approximately 92.8 percent of GNC's issued and outstanding shares of common stock, were validly tendered and not withdrawn. The shares of common stock tendered include approximately 3,136,125 shares tendered pursuant to Notices of Guaranteed Delivery. Pursuant to the terms of the offer, Numico accepted for payment, and will promptly pay for, all shares of common stock validly tendered and not withdrawn in the offer. Numico will acquire the remaining outstanding shares of GNC common stock pursuant to a merger of Numico Investment Corp. with and into GNC. As a result of the merger, the remaining outstanding shares of GNC common stock (except for shares owned by GNC or held by stockholders exercising dissenters' rights) will be converted into the right to receive $25.00 in cash, without interest, and GNC will thereby become an indirect wholly-owned subsidiary of Numico.



    Royal Numico N.V. (www.numico.com), headquartered in Zoetermeer, The Netherlands, is a holding company of a group of leaders in specialized nutrition, such as Nutricia, Milupa and Cow & Gate. Numico concentrates on the development, manufacture and sale of specialized nutrition products, based upon medical scientific concepts with a high added value. The company operates in more than 40 countries, including major market centers in Europe, including Russia; Turkey; and the Pacific Rim, ranging from China to New Zealand. Numico had net sales of US $1.84 billion and operating income of US $245 million for the year ended December 31, 1998.



    General Nutrition Companies, Inc. (www.gnc.com), based in Pittsburgh, PA, is the only nationwide specialty retailer of vitamin and mineral supplements, sports nutrition and herbal products and is also a leading provider of personal care, fitness and other health related products. The company's products are sold through a network of 4,203 retail stores operating under the General Nutrition Centers, Health & Diet Center and GNC Live Well names, of which 2,726 are company-owned and 1,477 are franchised. The Company's stores are located in all 50 states, Puerto Rico and 25 foreign markets. For the fiscal year ended February 6, 1999, GNC had net revenue of US $1.42 billion and net earnings of approximately US $91.0 million.

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    This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made solely through the Offer to Purchase, dated July 9, 1999, and the related Letter of Transmittal which has been mailed to stockholders. The offer is not being made to (nor will tenders be accepted from or on behalf of) holders of common stock of GNC in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Numico by J.P. Morgan Securities Inc. or one or more registered brokers or dealers licensed under the laws of such jurisdiction. Additional copies of such documents can be obtained by contacting J.P. Morgan Securities Inc., the Dealer Manager, at (212) 648-6926 or MacKenzie Partners, the Information Agent, at
(800) 322-2885.